Exhibit (a)(1)(B)

April 8, 2011

BY FAX AND COURIER

CEDE & Co

The Depository Trust Company

(As holder of the global note evidencing

the 5.5% Convertible Senior Notes due

2015 of AirTran Holdings, Inc.)

PO Box 20

Bowling Green Station

New York, NY 10004

Re:	AirTran Holdings, Inc. 5.25% Convertible Senior Notes due 2016 Notice of Make-Whole Fundamental Change

Ladies and Gentlemen:

Reference is made to that certain Senior Indenture, dated as of October 14, 2009 (the “Original Indenture”), by and between AirTran Holdings, Inc., a Nevada corporation (the “Company” or “AirTran”), and U.S. Bank National Association, as trustee (the “Trustee”) as supplemented by that certain First Supplemental Indenture, dated as of October 14, 2009 (the “Indenture”), by and between AirTran and the Trustee, pursuant to which the Company’s 5.25% Convertible Senior Notes due 2016 (the “Notes”) were issued. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture.

On September 26, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southwest Airlines Co., a Texas corporation (“Southwest”), and Guadalupe Holdings Corp., a Nevada corporation and wholly-owned subsidiary of Southwest (“Merger Sub”).

Pursuant and subject to the Merger Agreement, Merger Sub will merge with and into AirTran (the “Merger”) with AirTran surviving the Merger and becoming a wholly-owned subsidiary of Southwest. As soon as practicable after the closing of the Merger (the “Merger Closing”), AirTran expects that AirTran will merge with and into a wholly-owned limited liability company subsidiary of Southwest (the “Post-Closing Merger”), with the limited liability company subsidiary surviving the Post-Closing Merger as a wholly-owned subsidiary of Southwest. The Merger is subject to the satisfaction of certain customary conditions, including regulatory approval. On March 23, 2011, at a special meeting, the Company’s stockholders approved the Merger Agreement. In addition, as soon as practicable after the closing of the Post-Closing Merger, AirTran expects that Southwest, by a transaction or series of related transactions, will cause the Notes ultimately to become the direct obligations of Southwest (and not a direct or indirect subsidiary of Southwest), and that, to the extent required by the Notes, the Indenture, or applicable law, additional information regarding such transaction or series of related transactions will be furnished to the Holders by Southwest or a direct or indirect subsidiary of Southwest.

Pursuant to the terms of the Merger Agreement, if the Merger is completed, holders of AirTran common stock, par value $.001 per share (the “AirTran Common Stock”), will receive 0.321 shares (which exchange ratio may be adjusted as discussed below) of Southwest common stock, par value $1.00 per share (the “Southwest Common Stock”), and $3.75 in cash, without interest, for each share of AirTran Common Stock that they own. If the average closing price of Southwest Common Stock for the 20 consecutive trading day period ending on (and including) the third trading day prior to the closing date of the Merger (the “Southwest Average Share Price”) is greater than $12.46, then the exchange ratio will be adjusted to equal $4.00 divided by the Southwest Average Share Price, rounded to the nearest thousandth. If the Southwest Average Share Price is less than $10.90, then, subject to the next sentence, the exchange ratio will be adjusted to equal $3.50 divided by the Southwest Average Share Price, rounded to the nearest thousandth. If the Southwest Average Share Price is less than $10.90, Southwest must deliver, at its election, an additional amount of cash, an additional number (or fraction) of shares of Southwest Common Stock, or a combination of both, such that, after giving effect to such election, the aggregate value of the Merger consideration per share of AirTran Common Stock is equal to $7.25. The exchange ratio adjustment mechanism provides at least $7.25 in value and up to $7.75 in value (based on the Southwest Average Share Price) per share of AirTran Common Stock (the “Merger Consideration”).

Notice of Convertibility of the Notes

In accordance with Article 3 of the Indenture, notice is hereby given that a Make-Whole Fundamental Change will occur upon the consummation of the Merger. Accordingly, solely for the purpose of providing notice under Section 3.01(b) of the Indenture, the Company currently anticipates that the date on which the Make-Whole Fundamental Change will become effective is May 2, 2011 (the “Anticipated Effective Date”). The Company is unable to give any assurances as to the actual date on which the Merger will become effective, if at all, because the Merger remains subject to regulatory approval and other closing conditions.

Pursuant to Article 4 of the Indenture, Holders may surrender Notes for conversion at any time during the period (the “Make-Whole Conversion Period”) that:

•	begins on, and includes, April 11, 2011, the date that is the 15th Scheduled Trading Day prior to the Anticipated Effective Date as announced by the Company in this Notice; and

•

ends on, and includes, the Fundamental Change Repurchase Date, as defined below, which the Company will publicly announce in a Notice sent to each Holder within fifteen (15) Business Days after the Merger Closing (the “Fundamental Change Company Notice”).

The Conversion Rate in effect on April 11, 2011 is 164.0420 shares of AirTran Common Stock per $1,000 principal amount of Notes. However, Holders that convert their Notes during the Make-Whole Conversion Period are entitled to an increased Conversion Rate as explained below under the heading “Notice of Make-Whole Fundamental Change and Increase in the Conversion Rate.”

Holders should be aware that Article 4 of the Indenture governs the conversion procedure for Notes surrendered for conversion. For Notes surrendered prior to the Merger Closing, settlement for such surrendered Notes will occur, if the Merger Closing occurs, on the third Trading Day immediately following the date of the Merger Closing. For Holders surrendering Notes for conversion on or after the Merger Closing, settlement will occur on the third Trading Day following the applicable Holder’s surrender of such Holder’s Notes. The Holders of such Notes surrendered for conversion will, upon settlement, receive the same Merger Consideration that a holder of shares of AirTran Common Stock received in respect of each share of AirTran Common Stock in connection with the Merger Closing.

Although a Make-Whole Fundamental Change will occur upon the consummation of the Merger, the Conversion Rate applicable to the Notes that are surrendered for conversion during the Make-Whole Conversion Period will be increased pursuant to Article 4 of the Indenture only if the Merger is completed. Therefore, a Holder that surrenders Notes for conversion during the Make-Whole Conversion Period will not be entitled to an increase in the Conversion Rate if the Merger Closing does not occur. Because the Merger is subject to certain conditions and events, including regulatory approval, the Merger may not occur.

Holders who surrender Notes for conversion in connection with an anticipated Make-Whole Fundamental Change where the Merger Closing does not occur will not be entitled to any increase in the Conversion Rate, nor will such Holders be entitled to any part of the proposed Merger Consideration. If the Merger is terminated or abandoned, settlement for Notes previously surrendered for conversion will occur on the third Business Day following the date on which the Merger is terminated or abandoned.

Notice of Make-Whole Fundamental Change and Increase in the Conversion Rate

If the Merger occurs, upon the Merger Closing, a Make-Whole Fundamental Change will occur and the Conversion Rate applicable to the Notes that are surrendered for conversion during the Make-Whole Fundamental Conversion Period will be increased pursuant to Article 4 of the Indenture. The increase in the Conversion Rate, expressed as a number of Additional Shares of AirTran Common Stock that will be received per $1,000 principal amount of Notes upon conversion, will be determined by reference to Exhibit B of the Indenture based on the earliest date on which the Make-Whole Fundamental Change is (i) publicly announced, (ii) occurs, or (iii) becomes effective, and the price paid or deemed paid per share of AirTran Common Stock in the transaction constituting the Make-Whole Fundamental Change. As explained above, the Anticipated Effective Date is May 2, 2011. The following discussion is for illustrative purposes only. The actual conversion rate will vary with the actual date of the Merger Closing, which may differ from our current estimate. If the Merger Closing were to occur on April 5, 2011, then, in accordance with the Indenture, the increase in the Conversion Rate applicable to Notes surrendered during the Make-Whole Conversion Period would be equal to 21.6440 shares of AirTran Common Stock per $1,000 principal amount of Notes. Thus, if the Merger Closing were to occur on April 5, 2011, the Conversion Rate for the Notes that are converted at and after the Merger, so long as such conversion is also during the Make-Whole Conversion Period, would be equal to 185.6860 shares of AirTran Common Stock for each $1,000 principal amount of Notes, which would be automatically converted into the right to receive the Merger Consideration. Based on the illustration above, it is estimated that Holders of Notes surrendered for conversion would be entitled to receive, at settlement, 59.6052 shares of Southwest Common Stock and $696.32 in cash based on the Conversion Rate of 185.6860 for each $1,000 principal amount of Notes surrendered for conversion.

If the Merger occurs and Holders do not convert their Notes during the Make-Whole Conversion Period, Holders will not be entitled to any increase in the Conversion Rate pursuant to Article 4 of the Indenture in relation to this Make-Whole Fundamental Change event for any conversion after such period. Using the illustration above, it is estimated that Holders converting after the Merger, but outside the Make-Whole Conversion Period would be entitled to receive 52.6575 shares of Southwest Common Stock and $615.16 in cash based on the Conversion Rate of 164.0420 for each $1,000 principal amount of Notes surrendered for conversion.

The exact amount of the Merger Consideration that Holders will receive for Notes surrendered for conversion cannot be determined, because the actual value of the Merger Consideration is subject to adjustment as described above and cannot be determined until the Merger Closing. The foregoing illustrations are simply estimates of what Holders who surrender their Notes for conversion would receive upon settlement following effectiveness of the Merger at illustrative times.

Please refer to the Indenture for a more complete description of the increase in the Conversion Rate applicable in connection with Make-Whole Fundamental Changes including, but not limited to, Article 4 and Exhibit B of the Indenture which contains a table providing the Make-Whole Fundamental Change amount corresponding to the Applicable Price and effective date of such Make-Whole Fundamental Change.

Conversion Procedures

A Holder may convert a portion of a Note, but only if that portion is an integral multiple of $1,000 in principal amount.

The Company will pay any documentary, stamp or similar issue or transfer tax or duties, if any, relating to the issuance or delivery of shares of securities upon conversion of a Note. However, a Holder that converts a Note must pay any such tax or duty that is due because such securities or other consideration are issued in a name other than such Holder’s name.

The Trustee has informed us that, as of the date of this Notice, The Depository Trust Company (“DTC”) is the sole registered Holder of the Notes, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and there are no certificated Notes in non-global form. To convert a beneficial interest in a Note that is a Global Security, the Holder must, in addition to complying with any other rules and procedures of DTC:

(1) cause there to be completed and delivered an appropriate instruction form for conversion, in accordance with the rules and procedures of DTC;

(2) cause there to be delivered to the Conversion Agent, through the facilities of DTC, in accordance with the rules and procedures of DTC, the interest in the Global Security to be converted;

(3) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture (see “Interest Payments” below); and

(4) pay any tax or duty if required pursuant to the Indenture.

Interest Payments

Except as provided in the Notes or in Article 4 of the Indenture, no payment or adjustment will be made for accrued and unpaid interest on a converted Note or for dividends on any AirTran Common Stock or Southwest Common Stock issued on or prior to conversion. If a Holder surrenders a Note for conversion after 5:00 p.m. New York City time (the “Close of Business”) on the Record Date for the payment of an installment of interest and prior to 9:00 a.m. New York City time (the “Open of Business”) on the related Interest Payment Date, then, notwithstanding such conversion, the interest payable with respect to such Note on such Interest Payment Date will be paid, on such Interest Payment Date, to the Holder of record of such Note at the Close of Business on such Record Date. However, if a Holder surrenders Notes for conversion during the period from the Close of Business on any Record Date for the payment of an installment of interest and prior to the Open of Business on the immediately following Interest Payment Date, and such surrender occurs after May 1, 2011, then the surrendering Holder must pay to the Conversion Agent, upon surrender of the Notes, an amount equal to the interest payable on such Interest Payment Date on the portion of the Notes being converted; provided that no payment is necessary if the Company has specified a Fundamental Change Repurchase Date that is after the Close of Business on the Record Date and on or prior to the Open of Business on the next Interest Payment Date, or for any overdue interest existing, if any, at the time of conversion.

The Notes bear interest at an annual rate of 5.25%, payable semi-annually in arrears, computed on the basis of a 360-day year of twelve 30-day months. The interest payment dates for the Notes are May 1 and November 1 of each year, and the corresponding record dates are the immediately preceding April 15 and October 15, respectively.

Conversion Date

The Conversion Date, as set forth in the Indenture, is the date on which the Holder delivers to the Conversion Agent, by book-entry transfer through the facilities of DTC in accordance with the rules and procedures of DTC, its interest in the Global Note to be converted, accompanied by: (1) a duly signed and completed conversion notice, as attached hereto, (2) appropriate endorsements and transfer documents, as required by the Conversion Agent, and (3) payment of any tax or duty applicable in respect of any transfer involving the issue or delivery of AirTran Common Stock or the Merger Consideration in the name of a Person other than the Holder.

If Merger Consummated, Company Obligation to Offer Repurchase Option to All Holders

If the Merger is completed, then, in accordance with the Indenture, the Company also will mail a Fundamental Change Company Notice. This Fundamental Change Company Notice will set forth the information required by Article 3 of the Indenture, including but not limited to, the date of the Merger Closing, the amount of the increase in the Conversion Rate that applies to Notes surrendered for conversion during the Make-Whole Conversion Period, and the Fundamental Change Repurchase Date, as defined below.

Each Holder of Notes shall have the right (the “Fundamental Change Repurchase Right”), at such Holder’s option, to require the successor to AirTran, which is referred to as the Company for purposes of this paragraph, to repurchase all of such Holder’s Notes (or portions thereof that are integral multiples of $1,000 in principal amount), on a date selected by the Company (the “Fundamental Change Repurchase Date”), which shall be no later than thirty (30) Business Days, nor earlier than twenty (20) Business Days, after the date the Fundamental Change Company Notice is mailed in accordance with the Indenture. Upon the satisfaction of the requirements of Article 3 of the Indenture, the Holder’s repurchase option shall require the Company to repurchase all of such Holder’s Notes at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes (or portions thereof) to be so repurchased, plus accrued and unpaid interest, if any (the “Fundamental Change Repurchase Price”), to, but excluding, the Fundamental Change Repurchase Date; provided, however, that if the Fundamental

Change Repurchase Date is after a Record Date and on or prior to the related Interest Payment Date, the interest payable on such Interest Payment Date will be paid to the Holder of record on the relevant Record Date and the Fundamental Change Repurchase Price shall equal 100% of the principal amount of the Notes tendered for purchase.

Notice of Supplemental Indenture

Pursuant to Article 4 of the Indenture, the Company is notifying Holders of its 5.25% Convertible Senior Notes due 2016 that, if the Merger occurs, upon the Merger Closing, Southwest intends to enter into a supplemental indenture on or about the date of the Merger Closing, which will affect the rights of Holders of the Notes. The supplemental indenture will be entered into by Southwest pursuant to Articles 4, 6, and 8 of the Indenture, which permit the Company, or its successor, to enter into indentures supplemental to the Indenture, without the consent of the Holders, for the purpose of complying with certain terms of the Indenture, including, but not limited to, a Make-Whole Fundamental Change. Pursuant to the terms of such supplemental indenture, Southwest will fully and unconditionally guarantee all obligations of the Company under the Notes and the Indenture. This notice is intended to satisfy the notification requirements pursuant to the Indenture with respect to such supplemental indenture.

The Conversion Agent

U.S. Bank National Association, the Trustee under the Indenture, is acting as Conversion Agent. Its contact information follows:

U.S. Bank West Side Flats Operations Center

60 Livingston Avenue

St. Paul, Minnesota 55107

Attn: Specialized Finance

Phone: 651-495-3520

Facsimile: 651-495-8158

Please refer to the Indenture for a more complete description of the convertibility of the Notes, the consideration due upon conversion and when such consideration must be paid by the Company.

AirTran Contact

If you have any questions, please contact Arne G. Haak, Chief Financial Officer, Senior Vice President – Finance, Investor Relations (407) 318-5187.

Very truly yours,

AIRTRAN HOLDINGS, INC.

By:	/s/ Arne G. Haak
Name:	Arne G. Haak
Title:	Senior Vice President-Finance and Chief Financial Officer

CONVERSION NOTICE

To convert this Security, check the box:  ☐

To convert only part of this Security, state the principal amount to be converted (must be $1,000 or a integral multiple of $1,000): $

If you want stock certificates issuable upon conversion, or any cash consideration issuable upon conversion, to be issued in the name of another person, check the applicable box and fill in the form below:

☐    Issue Stock Certificates in another name    ☐    Pay cash consideration in another name

☐    Issue Stock Certificates and pay cash consideration in another name

(Insert assignee’s social security or tax I.D. number)

(Print or type assignee’s name, address and zip code)

Date:	Your Signature:

(Sign exactly as your name appears on the other side of this Security)
* Signature guaranteed by:

By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

METHOD OF DELIVERY

☐    CHECK HERE IF THE SECURITIES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE CONVERSION AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:

DTC Account Number:

Contact Person:

Address:

Telephone (with international dialing code):

Facsimile (with international dialing code):

Date Surrendered:

Transaction Code Number:

SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if payments are to be made to DTC for the account of someone other than the person(s) whose signature appear(s) within this conversion notice.

Make payment to:

(DTC Account Number)

(Account Party)